FORM 11-K

(Mark one)

          [X] ANNUAL REPORT PURSUANT TO SECTION 15(D) OF THE
              SECURITIES EXCHANGE ACT OF 1934 [FEE REQUIRED]

For the fiscal year ended December 31, 1997

                                       OR

          [ ] TRANSITION REPORT PURSUANT TO SECTION 15(D) OF THE
              SECURITIES EXCHANGE ACT OF 1934 [NO FEE REQUIRED]

For the transition period from _______________ to _______________________.

Commission file number # 001-04364

                  RYDER SYSTEM, INC. DEFERRED COMPENSATION PLAN
                               Ryder System, Inc.
                              3600 N.W. 82 Avenue
                              Miami, Florida 33166
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                              REQUIRED INFORMATION
                              --------------------

FINANCIAL STATEMENTS                                                    PAGE NO.
--------------------                                                    --------
\bullet\  Independent Auditors' Report                                      2
\bullet\  Statement of Financial Position
            December 31, 1997                                               3
\bullet\  Statement of Income and Changes in Plan Equity
            for the year ended December 31, 1997                            4
\bullet\  Notes to Financial Statements                                     5

EXHIBITS
--------
\bullet\  Exhibit Index                                                    11
\bullet\  Independent Auditors' Consent                                    12


                                   SIGNATURE
                                   ---------

Pursuant to the requirements of the Securities Exchange Act of 1934, the Ryder System, Inc. Retirement Committee has duly caused this annual report to be signed by the undersigned thereunto duly authorized.

                                            RYDER SYSTEM, INC.
                                            DEFERRED COMPENSATION PLAN

Date: June 29, 1998                         By:/s/ THOMAS E. MCKINNON
                                               --------------------------------
                                            Thomas E. McKinnon
                                            Chairman - Retirement Committee
                                            Executive Vice President - Human
                                              Resources and Corporate Services

                          INDEPENDENT AUDITORS' REPORT


The Participants and Administrator
Ryder System, Inc. Deferred Compensation Plan:

We have audited the accompanying statement of financial position of Ryder System, Inc. Deferred Compensation Plan as of December 31, 1997, and the related statement of income and changes in plan equity for the year then ended. These financial statements are the responsibility of the Plan's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with generally accepted auditing standards. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of the Plan as of December 31, 1997, and the changes in plan equity for the year then ended, in conformity with generally accepted accounting principles.


/s/ KPMG Peat Marwick LLP

Miami, Florida
June 26, 1998

                  RYDER SYSTEM, INC. DEFERRED COMPENSATION PLAN
                        STATEMENT OF FINANCIAL POSITION
                                DECEMBER 31, 1997





                                               1997
                                             ----------
                       ASSETS

Receivable from Ryder System, Inc.         $ 4,709,671
                                             ----------

      Total assets                         $ 4,709,671
                                             ==========




       LIABILITIES AND PLAN EQUITY

Plan equity                                $ 4,709,671
                                             ----------

      Total liabilities and plan equity    $ 4,709,671
                                             ==========


                 See accompanying notes to financial statements.

                  RYDER SYSTEM, INC. DEFERRED COMPENSATION PLAN
                 STATEMENT OF INCOME AND CHANGES IN PLAN EQUITY
                      FOR THE YEAR ENDED DECEMBER 31, 1997





                                                        1997
                                                     -----------
Investment income from notional investments:
     Net appreciation in value                     $    323,702
     Dividends                                          187,505
     Interest                                             7,527
                                                     ----------
         Net investment income                          518,734
                                                     ----------

Contributions to notional investments:
     Employer contributions                              47,774
     Employee contributions                           1,767,335
                                                     -----------
      Total contributions                             1,815,109
                                                     -----------

Transfer from the Ryder System, Inc.
  Savings Restoration Plan                            2,638,586

Distributions                                          (262,758)
                                                     -----------

Net increase in plan equity                           4,709,671

Plan equity at beginning of period                            -
                                                     -----------

Plan equity at end of period                       $  4,709,671
                                                     ===========


                 See accompanying notes to financial statements.

                  RYDER SYSTEM, INC. DEFERRED COMPENSATION PLAN
                        NOTES TO FINANCIAL STATEMENTS

1. DESCRIPTION OF  PLAN

   The following description of the Ryder System, Inc. Deferred Compensation Plan (the "Plan") provides only general information. Participants should refer to the Plan document for a more comprehensive description of the Plan's provisions.

   GENERAL. The Plan was adopted effective January 1, 1997. The Plan is unfunded and is intended to be exempt from the participation, vesting, funding, and fiduciary requirements of Title I of the Employee Retirement Income Security Act of 1974, as amended ("ERISA"), but is subject to certain reporting and disclosure requirements under ERISA. Further, benefits under the Plan are not guaranteed under Title IV of ERISA. The right of a participant or his designated beneficiary to receive a distribution under the Plan will be an unsecured claim against the general assets of Ryder System, Inc. (the "Company"), and neither the participant nor a designated beneficiary will have any rights in or against any specific assets of the Company. Net assets of the Ryder System, Inc. Savings Restoration Plan were transferred to the Plan on January 1, 1997.

   Effective July 1, 1997, the Company transferred assets to a trust for the benefit of the Plan participants (the "Trust") which may be used to pay all or a portion of the obligations of the Plan. The right of a participant or his designated beneficiary to receive a distribution under the Plan will be an unsecured claim against the Trust and the general assets of the Company, and neither the participant nor a designated beneficiary will have any rights in or against any specific assets of the Trust or the Company.

   The Plan Administrator is the Ryder System, Inc. Retirement Committee. Effective July 1, 1997, Fidelity Management Trust Co. became the Plan's trustee. Prior to July 1, 1997, State Street Bank & Trust Company was the Plan's trustee.

   ELIGIBILITY. Participation in the Plan is voluntary. To participate in the Plan, an employee must (i) be designated by a committee appointed by the Board of Directors, (ii) be part of a select group of management or highly compensated employees within the meaning of Sections 201(2), 301(a)(3) and 401 (a)(1) of ERISA, and (iii) be an eligible employee of the Company with tax-deferred contributions or Company matching contributions under the Ryder System, Inc. Savings Plan A or B (the "Savings Plan") limited by reason of limitations imposed by Sections 402(g), 415 or 401(a)(17) of the Internal Revenue Code of 1986 (the "Code"), as amended. Members of the Company's Board of Directors are eligible for participation in the Plan.

   CONTRIBUTIONS. Compensation deferral agreements are effective on a Plan year basis, and must be filed before the beginning of a Plan year. Participants may contribute up to 100% of compensation less applicable earnings necessary to cover statutory taxes and benefit elections. The Company matches 50% of employee contributions up to 3% of compensation (4% effective January 1,
   1998), offset by any Company match recorded during the plan year in the Savings Plan. Plan contributions and match are not tied to participation in the Savings Plan.
                                       5

   PARTICIPANT ACCOUNTS. Each participant's account is credited with the participant's contribution and allocations of (a) the Company's contribution and, (b) appreciation which is indexed to the market performance of the participants' elections among the notional investment funds made available under the Plan less administrative expenses, if any. Allocations are based on participant earnings or account balances, as defined. Earnings are currently allocated daily based on units of notional investment. Forfeited balances of terminated participants' non-vested accounts are used to reduce future Company contributions. The benefit to which a participant is entitled is the benefit that can be provided from the participant's vested account.

   VESTING. Participants are immediately vested in their contributions plus earnings thereon. Participants vest 25% per year in the Company contributions and the earnings attributable to such contributions. At retirement age, a participant becomes fully vested in the Company contributions and the earnings attributable to such contributions.

   INVESTMENT OPTIONS. Participants may elect to contribute to, or transfer among, any of thirteen notional investment options. Participants may transfer among funds on a daily basis. Note 3 provides a description of each investment option.

   DISTRIBUTIONS. The vested portion of a participant's account, less any applicable withholding, shall be distributed at the participant's election, as either a) a lump sum or b) a minimum of 2, and a maximum of 15 annual installments. Distributions shall be paid on the January 1 immediately following a participant's separation from employment, or as soon as administratively practical thereafter. Each year's deferral has a separate distribution election and participants may elect up to 15 annual installments or a fixed date distribution during employment. A participant may request a distribution of all or a portion of his elective contribution account balance if he can demonstrate financial hardship. The Plan Administrator must approve the request and the amount withdrawn cannot be subsequently repaid to the Company. Such amounts will be considered distributions to the participant for tax purposes. Participants may elect to withdraw all of the vested portion of their account less a withdrawal penalty of 10% of such amount. Once payment is made, the participant shall not be eligible to participate in the Plan again.

2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

   BASIS OF ACCOUNTING. The financial statements of the Plan are prepared on the accrual basis of accounting.

   USE OF ESTIMATES. The Plan Administrator has made a number of estimates and assumptions relating to the reporting of assets and liabilities and the disclosure of contingent assets and liabilities to prepare these financial statements in conformity with generally accepted accounting principles. Actual results could differ from those estimates.

   RECEIVABLE FROM COMPANY. The Plan records a receivable from the Company equal to the notional amount of the participants' accounts including company matches. Purchases and sales of securities are recorded on a trade-date basis. Dividends on notional investments in Company common stock are recorded on the record date. Interest income on notional investments is recorded on the accrual basis.

   PAYMENT OF BENEFITS. Benefits are recognized when paid.

3. NOTIONAL PLAN INVESTMENT FUNDS

   Notional Investment Fund A ("Fund A") - Fund A is invested in Ryder System, Inc. common stock, which is purchased on a regular and continuous basis. Dividends are automatically reinvested in the common stock.

   Notional Investment Fund B ("Fund B") - Fund B is comprised of high quality investments including corporate notes, bonds, and similar debt instruments, commercial paper, time deposits, certificates of deposit, bankers acceptances, repurchase agreements, variable and indexed interest notes, and obligations of U.S. government agencies. Since Plan inception, this fund had been invested solely in shares of the State Street Bank Seven Seas Money Market Fund. Effective July 1, 1997, holdings in the State Street Bank Seven Seas Money Market Fund were liquidated and reinvested in the Fidelity Retirement Money Market Portfolio.

   Notional Investment Fund C ("Fund C") - Fund C may normally be invested in a variety of common, preferred or capital stocks, but may include investments in bonds or securities convertible into common or capital stocks, similar types of equity investments and bonds. Since Plan inception, this fund had been invested solely in shares of the Lord Abbett Affiliated Fund. Effective July 1, 1997, holdings in the Lord Abbett Affiliated Fund were liquidated and reinvested in the Fidelity U.S. Equity-Income Fund.

   Notional Investment Fund D ("Fund D") - Fund D may be invested primarily in common or capital stocks, though it may invest in other types of securities, including convertible bonds, convertible preferred stock, warrants, preferred stock or debt securities. Since Plan inception, this fund has been invested solely in shares of the Putnam Voyager Fund(A).

   Notional Investment Fund E ("Fund E") - Fund E may be invested in securities issued by U.S. based companies that are selling below book value. The primary objective of the fund is capital appreciation and not necessarily the attainment of a balanced investment program. Since Plan inception, this fund had been invested solely in shares of the Mutual
   Series Fund, Inc., Qualified Income Fund. Effective July 1, 1997, holdings in this fund were liquidated and reinvested in the Fidelity Contrafund.

   Notional Investment Fund F ("Fund F") - Fund F may be invested in all types of securities. The fund invests primarily in common stock of companies outside the United States. The fund maintains a flexible investment policy and can invest in all types of securities in any foreign country, developed or undeveloped. The fund's investment objective is long-term capital growth. Since Plan inception, this fund had been invested solely in shares of the Templeton Foreign Fund. Effective July 1, 1997, holdings in this fund were liquidated and reinvested in the Fidelity Diversified International Fund.

   Notional Investment Fund G ("Fund G") - Fund G, the Fidelity Asset Manager Growth Fund, was added as an investment option in the Plan effective July 1, 1997. This fund's goal is to provide high total return over the long-term. This fund invests in all basic types of U.S. and foreign investments: stocks, bonds, and short-term and money market instruments.

   Notional Investment Fund H ("Fund H") - Fund H, the Fidelity Asset Manager Fund, was added as an investment option in the Plan effective July 1, 1997. This fund's goal is to provide high total return with reduced risk over the long term. This fund invests in all basic types of U.S. and foreign investments: stocks, bonds, and short-term and money market instruments. Over time, the fund will generally aim for the following investment combination:
   50% stock, 40% bonds, and 10% short-term/money market class. The fund manager may adjust the mix of these investments depending on the outlook for market conditions.

   Notional Investment Fund I ("Fund I") - Fund I, the Fidelity Asset Manager Income Fund, was added as an investment option in the Plan effective July 1, 1997. This fund's goal is to provide high current income, but also considers the potential for long-term growth. This fund invests in all basic types of U.S. and foreign investments: stocks, bonds, and short-term and money market instruments. Over time, the fund will generally aim for the following investment combination: 20% stock, 50% bonds, and 30% short-term/money market class. The fund manager may adjust the mix of these investments depending on the outlook for market conditions.

   Notional Investment Fund J ("Fund J") - Fund J, the Fidelity U.S. Bond Index Fund, was added as an investment option in the Plan effective July 1, 1997. This fund's goal is to provide investment results that correspond to the aggregate price and interest performance of the debt securities in the Lehman Brothers Aggregate Bond Index. The fund purchases investment-grade securities with maturities of at least one year including U.S. Treasury and U.S. or government securities, corporate bonds, asset-backed and mortgage-backed securities, and U.S. dollar denominated foreign securities.

   Notional Investment Fund K ("Fund K") - Fund K, the Spartan U.S. Equity Index Fund, was added as an investment option in the Plan effective July 1, 1997. This fund's goal is to match the total return of the Standard & Poor's 500 Index. The fund invests in the 500 companies that make up the S&P 500 and in other securities that are based on the value of the index. The fund's manager focuses on duplicating the composition and performance of a specific market index as opposed to a strategy of selecting attractive stocks.

   Notional Investment Fund L ("Fund L") - Fund L, the Fidelity Emerging Growth Fund, was added as an investment option in the Plan effective July 1, 1997. This fund's goal is long term capital growth. The fund invests mainly in stocks of small and medium-sized companies in the developing stages of their life cycle that the fund's manager believes have the potential for accelerated earnings or revenue growth. Such stocks may be subject to abrupt or erratic changes. This fund carries a redemption fee, which is charged to discourage short-term buying and selling of fund shares. Currently the redemption fee is 0.75% of the value of the shares sold.

   Notional Investment Fund M ("Fund M") - Fund M, the Fidelity Growth Company Fund, was added as an investment option in the Plan effective July 1, 1997. This fund's goal is long term capital growth. The fund invests in common stocks of companies with earnings or gross sales that indicate the potential for above-average growth.

   The 1997 performance of participant's notional investment funds is as follows:

                         Fund A              18.3%
                         Fund B               5.4%
                         Fund C              30.0%
                         Fund D              26.0%
                         Fund E              23.0%
                         Fund F              13.7%
                         Fund G              26.5%
                         Fund H              22.3%
                         Fund I              12.4%
                         Fund J               9.6%
                         Fund K              33.0%
                         Fund L              19.5%
                         Fund M              18.9%

   The number of participants' accounts in each of the funds at December 31, 1997 is as follows:

                       Fund A         55
                       Fund B         66
                       Fund C         66
                       Fund D        104
                       Fund E         92
                       Fund F         65
                       Fund G          3
                       Fund H          0
                       Fund I          0
                       Fund J          2
                       Fund K          7
                       Fund L          6
                       Fund M          3



4. PLAN TERMINATION

   While it has not expressed any intention to do so, the Company may amend or terminate the Plan at any time. In the event the Plan is terminated, assets will be payable to each participant on the January 1 immediately following a participant's separation from employment in accordance with the participant's most recent participant election and enrollment form which is effective at least one year prior to the date of separation of employment. No additional credits of contributions shall be made to the participant's account for periods after termination of the Plan, but the Retirement Committee shall continue to credit gains and losses to the participant's account, until the balance has been fully distributed.


5. TAX STATUS OF THE PLAN

   A participant generally will not be taxed on the tax-deferred contributions or the Company matching contributions to the Plan, or earnings thereon, allocable to his participant's account until such amounts are distributed to the participant or his beneficiary under the Plan. The value of the participant's account, including any earnings, are deductible by the Company for federal tax purposes in the year in which those amounts become taxable to the participant or his beneficiary.

   Participants or their beneficiaries generally will be taxed, at ordinary income rates, on the amount they receive as a distribution from the Plan at the time they receive the distribution. Since the Plan is not qualified under
   Section 401(a) of the Code, distributions from the Plan will not qualify for any of the favorable tax rulings applicable to qualified tax distributions, such as tax-deferred rollovers or five year averaging. On the other hand, distributions from the Plan will not be subject to various excise taxes applicable to qualified plan distributions, such as 10% excise tax on distribution prior to age 59 1/2, or the 15% excise tax on excess benefit payments.

   An employee's tax-deferred contributions to the Plan are subject to federal social security and medicare taxes and federal unemployment taxes when earned, and Company matching contributions, and any earnings thereon prior to the time such amounts become vested, are subject to those taxes as and when they become vested.

6. PLAN FEES AND EXPENSES

   Although all expenses of administration relating to the Plan may be charged against a participant's account, at the present time, the Company has elected to pay all administrative and marketing expenses.

                                 EXHIBIT INDEX
                                 -------------

EXHIBIT              DESCRIPTION
-------              -----------
23.1           Independent Auditors' Consent